United States securities and exchange commission logo





                                November 10, 2022

       Mark Hanchett
       Chief Executive Officer
       Atlis Motor Vehicles Inc
       1828 N Higley Rd., Suite 116
       Mesa, Arizona 85205

                                                        Re: Atlis Motor
Vehicles Inc
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
17, 2022
                                                            CIK No. 0001722969

       Dear Mark Hanchett:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. We note the disclosure that your offering of Class A common stock will be at an "assumed public purchase price,"
which may be offered at a discount to the current market price of your Class A common
stock and may not be indicative of the final offering price. To the extent you are seeking
to conduct an at-the-market offering, please tell us how you meet the requirements of
Rule 415(a)(4) and Rule 415(a)(1)(x). Otherwise, please revise to state the price of the
securities to the public and indicate that the price will be fixed for the duration of the
offering.
   2. On page 69 you disclose that you have agreed to issue warrants to the placement agents to purchase shares of
common stock. Please provide disclosure on the cover page, prospectus
 Mark Hanchett
FirstName
Atlis MotorLastNameMark
            Vehicles Inc Hanchett
Comapany 10,
November   NameAtlis
               2022 Motor Vehicles Inc
November
Page  2    10, 2022 Page 2
FirstName LastName
         summary, risk factors and description of securities sections describing the placement agent warrants.
3. Please revise your cover page to disclose the total voting power of the Class D shares before and after the offering, assuming the sale of the maximum offering amount.
         Additionally, revise your prospectus summary to describe your capital structure.
Market and Industry Data, page iii

4. We note your disclosure that you obtained the market and industry data included in the registration statement from independent industry sources as well as from research reports prepared for other purposes, and that you have not independently verified the data contained in those sources. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.
Summary of the Prospectus, page 1

5. Please revise your summary to present an objective description of the challenges and/or weakness of your business and operations. As an example only, you highlight your planned products and market opportunities without equally prominent disclosure regarding your weaknesses. We would expect to see prominent disclosure regarding your accumulated deficit of $184,913,059 accompanied by equally prominent disclosure that you have no viable plan of operation as of the date of the prospectus to commence sales of your products, which appear to be mostly aspirational.
6. Please provide prominent disclosure regarding your stock performance and the volatility it has experienced since becoming listed on the NASDAQ. It does not appear as though recent price movement bears any rational relation to company performance and we would expect to see disclosure that addresses, from management's perspective, how your investors should prepare for rapid and substantial price volatility and any known factors particular to your company and offering that may add to this risk. Risk Factors, page 8

7. Please disclose whether you are subject to material cybersecurity risks, including in your supply chain based on third-party products, software or services used in your products, services or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks. Additionally, please describe the extent and nature of the role of the board of directors in overseeing
         cybersecurity risks, including in connection with the company   s
supply
         chain/suppliers/service providers.
8. If material, please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected. For
 Mark Hanchett
FirstName
Atlis MotorLastNameMark
            Vehicles Inc Hanchett
Comapany 10,
November   NameAtlis
               2022 Motor Vehicles Inc
November
Page  3    10, 2022 Page 3
FirstName LastName
         example, describe whether increased borrowing costs are expected to impact your
         business plan or your customers    ability to purchase your products
in the future.
9. We note your disclosure indicating that inflation could impact your results of operations.
         Please provide risk factor disclosure if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
10. We note that the forum selection provision contained in Sections 9.1 and 9.2 of your amended and restated bylaws. Please add a risk factor and revise the description of securities section to disclose your exclusive forum provisions. We further note that the forum selection provision contained in Section 9.2 of your amended and restated bylaws identifies the federal courts of the United States as the exclusive forum for any Securities
         Act claims. State that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
The dual class structure of our common stock has the effect of concentrating voting power with members of our management team..., page 21

11. Please revise to disclose that future issuances of Class D common stock to management may be dilutive to holders of Class A common stock.
Use of Proceeds, page 32

12. Expand your disclosures to briefly discuss how different funding levels will impact your business plan/operations and discuss your plan if substantially less than the maximum proceeds are obtained. Additionally, we note that you may use the proceeds to build AMV battery manufacturing capabilities. If any material amount of the proceeds will be used to acquire assets otherwise than in the ordinary course of your business, such as the purchase or lease of a manufacturing plant, describe briefly and state the cost of the assets. Refer to Item 504 of Regulation S-K.
Dilution, page 36

13. Please revise to provide dilution disclosures for varying levels of proceeds that may be raised in the offering.
Business, page 37

14. Please revise your disclosure to clearly state what stage of development each of your products is in, if such product is ready for production, if you have started to produce that product and whether or not you expect to rely on currently-unknown advances in
 Mark Hanchett
Atlis Motor Vehicles Inc
November 10, 2022
Page 4
         technology to finish development of any products. For example, the disclosure in this section, when read with MD&A, makes it difficult to understand how far from market your AMV XT pickup truck is and whether your AMV Energy 30 pack and AV Energy
         Cell are, or are close to, ready for production. We further note your disclosure on page
         39 that you expect to build the first batteries for your customers in the second half of
         2022. Please disclose if you have started producing batteries and the expected scale of your first production.
15. We note your disclosure that you (i) are standing up battery pack manufacturing in parallel to battery cell manufacturing to meet current projected customer demand where customers have signed an LOIs and MOUs for 2022, (ii) have non-binding reservations for vehicles. Please elaborate on the quantity of expected customer demand, your current and near-term production capacity and the anticipated production schedule for your products. For example, please revise your disclosure of "substantial interest" on page
         39 to provide greater insight into expected consumer demand.
16. Please provide a materially complete discussion of Atlis Cloud Services and what is entailed with the development and implementation of your software and cloud technology. Describe the current status, how much research and development the service is undergoing, the entity that will host the technology and any other information that is necessary for readers to understand your operational plan for these services in the next 6-
         12 months.
17. Please revise your disclosure to fully describe your competitive position with respect to each of your products. For example, compare the specifications and charging capabilities of the company's battery technology with the technology of its competitors.
         Additionally, provide support for your statement that you are developing superior battery cell technology "with thermal and electrical performance that we believe will be unmatched." Update industry-related information as appropriate.
18. Please revise your disclosure on page 40 to disclose the material terms of your agreement with Australian Manufactured Vehicles and file the agreement pursuant to Item
         601(b)(10) of Regulation S-K.
19. Please revise to include sources and availability of raw materials. Refer to Item
         101(h)(4)(v) of Regulation S-K.
20. Please provide a discussion of your current intellectual property rights, including the duration of such rights. Refer to Item 101(h)(4)(vii) of Regulation
S-K.
21. We note your disclosure that "[a]s we progress, we may need to obtain government approval for meeting federal transportation safety guidelines." Please revise to disclose the
FirstName LastNameMark Hanchett
       effect of probable governmental regulations on the business and the costs and effects of
Comapany   NameAtlis
       compliance   withMotor Vehicles Inc
                         environmental laws. Refer to Item 101(h)(4)(ix) and
Item 101(h)(4)(xi)
       of Regulation
November              S-K.4
           10, 2022 Page
FirstName LastName
 Mark Hanchett
FirstName
Atlis MotorLastNameMark
            Vehicles Inc Hanchett
Comapany 10,
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               2022 Motor Vehicles Inc
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Management's Discussion and Analysis of Financial Condition and Results of
Operations, page
43

22. We note that you intend to begin generating revenue in 2023. Please disclose whether and how your business segments, products, lines of service, projects, or operations are, or you expect to be, materially impacted by supply chain disruptions, especially in light of
         Russia   s invasion of Ukraine. For example, discuss whether you have or expect to:
             suspend or delay the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories reduced headcount; or delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western
             China);
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or
             be exposed to supply chain risk in light of Russia   s invasion of
Ukraine, the
             effectiveness of the UFLPA and/or related geopolitical tension or
have sought to    de-
             globalize    your supply chain.
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business
23. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. Refer to Item
         303(b)(1) of Regulation S-K.
Management, page 50

24. We note that your amended and restated bylaws state that you have a classified board.
         Please revise to identify which class each director belongs to and disclose when the term of each class will expire.
Director Compensation, page 58

25. Please disclose the material terms of the company's director agreement with
         Ms. Nightengale.
Description of Securities, page 59

26. Please tell us where in your governing documents you are authorized to issue 96,248,541 shares of capital stock, including 54,307,968 shares of Class A common stock and
         41,925,572 shares of Class D common stock. Further, tell us where the rights of each of
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FirstName
Atlis MotorLastNameMark
            Vehicles Inc Hanchett
Comapany 10,
November   NameAtlis
               2022 Motor Vehicles Inc
November
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FirstName LastName
         class of your common stock are set forth in your governing documents. Revise this section, as applicable, to provide the information required by Item 202 of Regulation S-K.
Certain Relationships and Related Party Transactions, page 63

27. Please revise this section to provide the information for the time period set forth in Item
         404(d) of Regulation S-K and the instructions thereto.
Plan of Distribution, page 69

28. Please clarify, by footnote or otherwise, that your tabular disclosure under the subheading
         "Placement Agent Fees, Commissions and Expenses" does not include the placement agent warrants that are deemed to be compensation under FINRA Rule
5110.
Recent Sales of Unregistered Securities, page II-1

29.      We note that you cross reference to "Certain Relationships and Related
Party
         Transactions," however, that section states that you have no reportable transactions. Please revise your disclosure to furnish the information required by Item 701 of Regulation S-K.
Signatures, page II-5

30. Revise your signature page to conform to the requirements of Form S-1. Specifically, your principal accounting officer or controller must sign the registration statement in his or her individual capacity. If someone has signed in more than one capacity, indicate each capacity in which he or she signed.
Exhibits

31. Please ensure each exhibit is in the proper text-searchable format. See Rules 301 and 304 of Regulation S-T. Additionally, it appears you included your amended and restated
         bylaws twice in Exhibit 3.2. Please revise and refile.
32. Please file the (i) indemnification agreements, or a form of, between the company and its executive officers and/or directors and (ii) the non-employee director agreements as exhibits to the registration statement or tell us why you are not required to do so.

33. We note your disclosure that none of your NEOs are have employment agreements with the company, however, we also note your disclosure that "[i]n 2021, each Named
         Executive Officer received a letter that superseded any prior offer letter or compensation arrangement with the Company." Please file these letters as exhibits to the registration statement or tell us why you are not required to do so. General

34. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
 Mark Hanchett
Atlis Motor Vehicles Inc
November 10, 2022
Page 7
         present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.
       You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameMark Hanchett                                Sincerely,
Comapany NameAtlis Motor Vehicles Inc
                                                               Division of
Corporation Finance
November 10, 2022 Page 7                                       Office of
Manufacturing
FirstName LastName